SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Brookfield Canada Office Properties

(Name of Issuer)

Trust Units

(Title of Class of Securities)

112823109

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 112823109

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ Joint Filing
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 81,168,509(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 81,168,509(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,168,509(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 86.8%
14	Type of Reporting Person CO

(1)	This amount includes 10,564,117 Trust Units and 67,088,022 Class B LP Units (“Class B LP Units”) of Brookfield Office Properties Canada LP, which are exchangeable on a one-for-one basis for Trust Units. See Items 4 and 5.
(2)	This amount includes 1,409,639 Trust Units that Morgan Stanley Investment Management and 2,106,731 Trust Units that RBC Global Asset Management Inc. have agreed to vote in favor of the proposed Transaction. See Item 5.

SCHEDULE 13D

CUSIP No. 112823109

1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ Joint Filing
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 81,168,509(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 81,168,509(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,168,509(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 86.8%
14	Type of Reporting Person CO

(1)	This amount includes 10,564,117 Trust Units and 67,088,022 Class B LP Units of Brookfield Office Properties Canada LP. See Items 4 and 5.
(2)	This amount includes 1,409,639 Trust Units that Morgan Stanley Investment Management and 2,106,731 Trust Units that RBC Global Asset Management Inc. have agreed to vote in favor of the proposed Transaction. See Item 5.

SCHEDULE 13D

CUSIP No. 112823109

1	Names of Reporting Persons BROOKFIELD PROPERTY PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ Joint Filing
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BERMUDA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 81,168,509(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 81,168,509(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,168,509(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 86.8%
14	Type of Reporting Person PN

(1)	This amount includes 10,564,117 Trust Units and 67,088,022 Class B LP Units of Brookfield Office Properties Canada LP. See Items 4 and 5.
(2)	This amount includes 1,409,639 Trust Units that Morgan Stanley Investment Management and 2,106,731 Trust Units that RBC Global Asset Management Inc. have agreed to vote in favor of the proposed Transaction. See Item 5.

SCHEDULE 13D

CUSIP No. 112823109

1	Names of Reporting Persons BROOKFIELD PROPERTY PARTNERS L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ Joint Filing
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BERMUDA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 81,168,509(1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 81,168,509(1)(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 81,168,509(1)(2)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 86.8%
14	Type of Reporting Person PN

(1)	This amount includes 10,564,117 Trust Units and 67,088,022 Class B LP Units of Brookfield Office Properties Canada LP. See Items 4 and 5.
(2)	This amount includes 1,409,639 Trust Units that Morgan Stanley Investment Management and 2,106,731 Trust Units that RBC Global Asset Management Inc. have agreed to vote in favor of the proposed Transaction. See Item 5.

SCHEDULE 13D

CUSIP No. 112823109

1	Names of Reporting Persons BROOKFIELD PROPERTY SPLIT CORP.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ Joint Filing
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 77,652,139(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 77,652,139(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 77,652,139(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 83.0%
14	Type of Reporting Person CO

(1)	This amount includes 10,564,117 Trust Units owned directly by Brookfield Property Split Corp., 18,120,000 Class B LP Units owned directly by Brookfield Property Split Corp. and 48,968,022 Class B LP Units of Brookfield Office Properties Canada LP beneficially owned indirectly by Brookfield Property Split Corp. through BPO. See Items 4 and 5.

SCHEDULE 13D

CUSIP No. 112823109

1	Names of Reporting Persons BROOKFIELD OFFICE PROPERTIES INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒ Joint Filing
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 48,968,022(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,968,022(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,968,022(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 52.4%
14	Type of Reporting Person CO

(1)	This amount represents 48,968,022 Class B LP Units of Brookfield Office Properties Canada LP, which are exchangeable into Trust Units. See Items 4 and 5.

1.	Security and Issuer.

The title and class of equity security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the trust units (the “Trust Units”), of Brookfield Canada Office Properties (“BOX”), a trust existing under the laws of Ontario. The principal executive offices of BOX are located at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, Canada M2J 2T3.

All references to “$” in this Schedule 13D are to Canadian dollars.

2.	Identity and Background.

(a)	This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Brookfield Asset Management Inc. (“BAM”), a corporation incorporated under the laws of the Province of Ontario;

(ii)	Partners Limited (“Partners”), corporation formed under the laws of the Province of Ontario, that, collectively, with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 127 million Class A limited voting shares, representing approximately 19% of the outstanding Class A limited voting shares of BAM on a fully diluted basis, and 85,120 Class B limited voting shares, representing 100% of the Class B limited voting shares of BAM;

(iii)	Brookfield Property Partners Limited. (the “BPY General Partner”), an exempted company formed under the laws of Bermuda and the general partner of BPY (defined below);

(iv)	Brookfield Property Partners L.P. (“BPY”), an exempted limited partnership formed under the laws of Bermuda and the general partner of Brookfield Property L.P. (“Holding LP”);

(v)	Brookfield Property Split Corp. (“BOP Split”), a corporation incorporated under the laws of British Columbia and an indirect subsidiary of Holding LP; and

(vi)	Brookfield Office Properties Inc. (“BPO”), a corporation incorporated under the laws of Canada and an indirect subsidiary of Holding LP.

Schedule I hereto, with respect to BAM, Schedule II hereto, with respect to Partners, Schedule III hereto, with respect to BPY General Partner and BPY, Schedule IV hereto, with respect to BPO and Schedule V hereto, with respect to BOP Split, set forth a list of all the directors and executive officers or persons holding equivalent positions (collectively, the “Scheduled Persons”) of each such Reporting Person and the principal business address of each Scheduled Person.

(b)	The principal business address of each of BAM, Partners, BOP Split and BPO is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of the BPY General Partner and BPY is 73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda.

(c)	The principal business of BAM is to own and operate assets with a focus on property, renewable power, infrastructure and private equity. The principal business of each of Partners and BOP Split is to serve as a holding company. The principal business of BPY is to own and operate certain commercial property operations, including office, retail, multi-family and industrial assets, on a global basis. The principal business of the BPY General Partner is to be the general partner of BPY. The principal business of BPO is to own, manage and develop office properties.

(d)-(e) During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedules I through V hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

3.	Source and Amount of Funds or Other Consideration.

BOX intends to cause some of its subsidiaries to borrow all available funds under the credit facilities made available to subsidiaries of BOX as borrowers and certain lenders and to advance such funds to BOX in order to fund the aggregate redemption amount payable pursuant to the Transaction (defined below). Pursuant to the Redemption Agreement (defined below), if BOX makes a request to BPY, BPY or its affiliates will fund BOX on or immediately prior to the closing date of the Transaction such portion of the aggregate redemption amount required by BOX to consummate the Transaction. BPY intends to finance such amount through cash on hand, its existing credit facilities or through its affiliates.

See also Item 4 and Item 5.

4.	Purpose of Transaction.

On April 20, 2017, each of BPY and BOX issued a press release (the “BPY Press Release” and the “BPO Press Release”, respectively) announcing that they have entered into a redemption agreement dated April 20, 2017 (the “Redemption Agreement”), pursuant to which BOX will redeem all of the issued and outstanding Trust Units not owned by BPY and its subsidiaries for $32.50 cash per unit (the “Redemption”). The implementation of the Redemption is subject to the approval of at least two-thirds of the votes cast at the special meeting to consider the Redemption and amendments to the amended and restated declaration of trust dated as of February 24, 2012 to provide for the Redemption (the “Amendment” and, together with the Redemption, the “Transaction”) by unitholders (“Unitholders”) of the Trust Units and special voting units of BOX (the “Special Voting Units”) present in person or by proxy and by a majority of the votes cast by unaffiliated unitholders of the Trust Units. Completion of the Transaction is subject to certain customary conditions. The foregoing description of the Redemption Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Redemption Agreement. The BPY Press Release and the Redemption Agreement are filed with this Schedule 13D as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

If permitted by applicable laws, subsequent to the completion of the Redemption, BPY intends to delist the Trust Units from the New York Stock Exchange and the Toronto Stock Exchange and to cause BOX to terminate its public reporting obligations under the Securities Exchange Act of 1934, as amended.

Each of BAM, Partners, the BPY General Partner, BPY, BOP Split and BPO will review on a regular basis its investment in BOX and its assets, structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable to best organize the activities of the Trust, and as a result thereof, may at any time and from time to time determine to take any available course of action to best organize the activities of BOX and may take any steps to implement any such course of action, which may involve changes to BOX’s governing body or management following completion of the Transaction as the needs of the BOX as a wholly-owned subsidiary are determined. In addition, BAM, Partners, the BPY General Partner, BPY, BOP Split and BPO may restructure their ownership, including winding up or eliminating BOX so that they hold the subsidiaries of BOX directly or through a different structure. Notwithstanding anything to the contrary in this Schedule 13D, each of BAM, Partners, the BPY General Partner, BPY, BOP Split and BPO specifically reserves the right to change its intentions with respect to any or all of such matters.

The Transaction would result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of BOX or its subsidiaries, a merger or other extraordinary transaction involving BOX, changes to BOX’s charter, bylaws or instruments corresponding thereto, the delisting of the Trust Units from the New York Stock Exchange and the Trust Units becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, and could result in a change to the present capitalization or dividend policy of BOX.

See Item 3 and Item 5. The information set forth in response to this Item 4 is qualified in its entirety by reference to the Redemption Agreement.

5.	Interest in Securities of the Issuer.

(a)-(b)	As of the date hereof, each of BAM, Partners, BPY General Partner and BPY may be deemed to be the beneficial owner of 81,168,509 Trust Units, consisting of 10,564,117 Trust Units and 67,088,022 Class B LP Units (defined below) that are exchangeable for Trust Units on a one-to-one basis, and 1,409,639 Trust Units that Morgan Stanley Investment Management and 2,106,731 Trust Units that RBC Global Asset Management Inc. have agreed, pursuant to their respective lock-up agreements, to, among other things, vote in favor of the proposed Transaction. Together, such Trust Units and Class B LP Units represent approximately 87% of the issued and outstanding Trust Units and Trust Units issuable upon the exchange of all Class B LP Units as of April 19, 2017. As of the date hereof, BOP Split may be deemed to be beneficial owner of 77,652,139 Trust Units, consisting of 10,564,117 Trust Units and 67,088,022 Class B LP Units that are exchangeable for Trust Units on a one-to-one basis. As of the date hereof, BPO may be deemed to be the beneficial owner of 48,969,022 Trust Units consisting of 48,969,022 Class B LP Units that are exchangeable for Trust Units on a one-to-one basis. Each of BAM, Partners, BPY General Partner, BPY, BOP Split and BPO may be deemed to have shared power to vote or direct the vote of the Trust Units beneficially owned by it or to dispose of such Trust Units.

BAM indirectly holds, through BPO and BOP Split, an aggregate of 48,968,022 Class B LP Units of Brookfield Office Properties Canada LP (“Class B LP Units”), a subsidiary of BOX, which are exchangeable on a one-for-one basis for Trust Units. BPO directly holds 48,820,191 Class B LP Units and indirectly holds, through a wholly-owned subsidiary, 147,831 Class B LP Units. BPY indirectly owns 100% of the aggregate voting interest in BPO and therefore indirectly holds 48,968,022 Class B LP Units through BPO. BOP Split holds 18,120,000 Class B LP Units and so BPY also indirectly holds 18,120,000 Class B LP Units. BAM therefore indirectly holds 67,088,022 Class B LP Units indirectly through BPO and BPY.

(c)	Other than as described in Item 4, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Trust Units during the past sixty (60) days.

(d)	No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Trust Units.

(e)	Not applicable.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 2, Item 4 and the Arrangement Agreement is incorporated herein by reference.

7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated April 21, 2017, among Brookfield Asset Management Inc., Partners Limited, Brookfield Property Partners LP., Brookfield Office Properties Inc. and Brookfield Property Split Corp.

Exhibit 2	Press release dated April 20, 2017 (incorporated by reference to Exhibit 99.1 of Brookfield Property Partners LP’s Form 6-K dated April 21, 2017).

Exhibit 3	Redemption Agreement dated April 20, 2017.

Exhibit 4	Lock-up Agreement dated January 22, 2017, by and between BPY and Morgan Stanley Investment Management.

Exhibit 5	Amendment to Lock-up Agreement dated April 20, 2017, by and between BPY and Morgan Stanley Investment Management.

Exhibit 6	Lock-up Agreement dated January 22, 2017, by and between BPY and RBC Global Asset Management Inc.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2017	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ A. J. Silber
		Name:	A.J. Silber
		Title:	Vice President, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

	By:	/s/ Brian Lawson
		Name:	Brian Lawson
		Title:	President

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Corporate Secretary

BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ Michelle Campbell
		Name:	Michelle Campbell
		Title:	Senior Vice President and Secretary

BROOKFIELD PROPERTY SPLIT CORP.

	By:	/s/ Michelle Campbell
		Name:	Michelle Campbell
		Title:	Senior Vice President and Secretary

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Angela F. Braly	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder, The Braly Group, LLC	U.S.A.

Richard (Ric) Clark, Senior Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of Brookfield	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director of Partners Limited	Canada

Marcel R. Coutu, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder and Director of Rogers Communications Inc.	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, Canada M5J 2T3 TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, Canada M5J 2T3 P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor, TD Bank Group	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	168 Robinson Road #37 — 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair, Solera Capital LLC	U.S.A.

George S. Taylor, Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield	Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

J. Bruce Flatt, Director and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada

Brian D. Lawson, Director and Chief Financial Officer	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, Partners Value Investments LP	Canada

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Tony E. Rubin, Treasurer	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Accountant, Brookfield	Canada

SCHEDULE III

Brookfield Property Partners Limited, as the general partner of Brookfield Property Partners L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Richard (Ric) Clark Director and Chairman	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of Brookfield	U.S.A.

Jeffrey M. Blidner, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Soon Young Chang, Director	Gate Village #7 6th Floor, DIFC, Dubai UAE	Director, Dubai World Senior Advisor, Investment Corporation of Dubai	Korea

Omar Carneiro da Cunha Director	Rua Genera Garzon 22 Sala 202 Jardim Botanico Rio de Janeiro, RJ Brazil AV Visconde De Albuquerque 999 Rio de Janeiro, Brazil 22450-001	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes	Brazil

Stephen DeNardo, Director	1 Atlantic Street, Suite 703 Stamford¸ CT 06901	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC	U.S.A.

Louis Joseph Maroun, Director	2 Dill Lane, Full Fathoms, Devonshire, DV 07 Bermuda	Chairman of Sigma Real Estate Advisors and Sigma Capital Corporation	Canada

Lars Rodert Director	Birger Jarlsgatan 8 114 31 Stockholm Sweden	Founder and Chief Executive Officer of ÖstVäst Capital Management	Canada and Sweden

Lisa M. Shalett Director	73 Front Street, 5th Floor Hamilton, HM 12 Bermuda	Director of Brookfield Property Partners L.P.	U.S.A.

José Ramón Valente Vías Director	Av El Golf 99 Piso 12-14 Las Condes Santiago, Chile	Partner and Executive Director of ECONSULT	Chile

Brian W. Kingston Chief Executive Officer	250 Vesey St. 15th Floor, New York, NY 10281-1023	Chief Executive Officer of Brookfield Property Partners L.P.	Canada

Bryan K. Davis Chief Financial Officer	250 Vesey St. 15th Floor, New York, NY 10281-1023	Chief Financial Officer of Brookfield Property Partners L.P.	Canada

SCHEDULE IV

Brookfield Office Properties Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Richard (Ric) Clark Director and Chief Executive Officer	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of Brookfield	U.S.A.

Lance Liebman Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Corporate Director	U.S.A.

Saul Shulman Director	Tri Continental Capital 95 St. Clair Avenue West, Suite 1403 Toronto, ON M4V 1N6	Chief Executive Officer, MLG Management Inc.	Canada

Robert Stezl Director	Rivas Capital, Inc. 11661 San Vicente Blvd., Suite 406 Los Angeles, CA 90049	Private real estate investor and investment manager	U.S.A.

Ricky Tang Chief Financial Officer	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Chief Financial Officer	Canada

SCHEDULE V

Brookfield Property Split Corp.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Richard (Ric) Clark Director and Chief Executive Officer	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Managing Partner of Brookfield	U.S.A.

Lance Liebman Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Corporate Director	U.S.A.

Saul Shulman Director	Tri Continental Capital 95 St. Clair Avenue West, Suite 1403 Toronto, ON M4V 1N6	Chief Executive Officer, MLG Management Inc.	Canada

Robert Stezl Director	Rivas Capital, Inc. 11661 San Vicente Blvd., Suite 406 Los Angeles, CA 90049	Private real estate investor and investment manager	U.S.A.

Ricky Tang Chief Financial Officer	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Chief Financial Officer	Canada

Michelle L. Campbell Secretary	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President and Secretary	Canada